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                                                                       Exhibit 7


DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES FOR VARIABLE LIFE
      INSURANCE CONTRACTS ISSUED BY SAGE LIFE ASSURANCE OF AMERICA, INC.

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii) that will be followed by Sage Life Assurance of America, Inc. ("the Company") in connection with the issuance of its modified single payment combination fixed and variable life insurance contract ("Contract"), and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Contracts ("Owners") of their interests in the Contracts. Capitalized terms used herein have the same definition as in the prospectus for the Contract that is included in the current registration statement on Form S-6 for the Contract (File No. 333-78581) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. Procedures Relating to Purchase and Issuance of the Contracts and Acceptance of Purchase Payments

A. Offer of the Contracts, Application, and
   Issuance

Offer of Contracts.  The Contracts are offered and issued for purchase payments
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pursuant to underwriting standards in accordance with state insurance laws.
Purchase payments for the Contracts are not the same for all Owners selecting an Initial Insurance Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays purchase payments commensurate with the Insured's mortality risk as actuarially determined using factors such as age, sex, and rate class of the Insured. Uniform purchase payments for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform purchase payment for all Insureds, there is a uniform purchase payment for all Insureds of the same rate class, age, and sex and same Initial Insurance Amount. (Age is determined by reference to the Insured's last birthday.)

Application. Persons wishing to purchase a Contract must complete an application
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and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Contract The application must specify the name of the Insured and provide certain required information about the Insured. The application must also specify an initial purchase payment or an Initial Insurance Amount, and name a Beneficiary. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and the Insured's date of birth, a signed authorization, and a valid authorized agent's state code. The amount of the initial purchase payment selected is determined by reference to the Initial Insurance Amount requested, and must at least equal the $10,000 minimum initial purchase payment.

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Receipt of Application and Underwriting.  Upon receipt of a completed
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application in good order, the Company will follow  either simplified or medical insurance underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: a male or female, or unisex rate class; a smoker or nonsmoker, or unismoke rate class; and standard or substandard rate class. This original rate class applies to the Initial Insurance Amount. The rate class may change upon an increase in the Insurance Amount.

Currently, the Company has two basic underwriting procedures: simplified underwriting and medical. Simplified underwriting (called "jet issue" for marketing purposes) involves no separate medical examination. It is available for Insureds age 80 and under, who qualify by their answers on the application. The maximum initial purchase payment we currently accept on a simplified underwriting basis varies with the age and gender of the Insured, but the net amount of risk [the difference between the Initial Insurance Amount and the initial purchase payment] may not exceed $100,000. Applications meeting the criteria for the simplified underwriting process will be taken by the authorized agent and immediately faxed to the Company's underwriting department. The Company's underwriting department will perform its own check to determine qualification for simplified underwriting, and, if qualified, will immediately submit an inquiry as to the proposed Insured to the Medical Information Bureau ("MIB"). If no negative information is received from MIB, the underwriting department will immediately fax back to the authorized agent a Certificate of Insurance Coverage providing immediate coverage under the Contract for which the applicant applied. The agent will deliver this Certificate to the applicant, and the Contract will follow in a few days. If negative information is received from MIB, the Company's underwriting department will instruct the agent that the medical underwriting process must be undertaken.

If an application does not qualify for simplified underwriting, or if a Contract will not be issued as a result of a completed simplified underwriting process, the Company has the option to perform further underwriting as to the proposed Insured. An MIB check will be performed as to all proposed Insureds, and a member of the Company's underwriting department will call the proposed Insured and ask a pre-determined set of medical and other insurability questions (the application's "Part II"). Depending on the age and sex of the proposed Insured, and the net amount of risk, and the results of the MIB check and the Part II, such items as medical exams, blood tests, EKG and inspection reports may be ordered. All such requirements are set forth in the Company's underwriting procedures manual. If the application meets the Company's underwriting criteria set forth in the underwriting procedures manual, a Contract in the amount and in the risk class applied for will be issued. See "Issuance of Contracts," below. If the application does not meet the Company's underwriting criteria for Contract issuance, the application will be declined, and a declination letter will be sent to the applicant explaining why the application was declined. If the application does not meet the

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Company's underwriting criteria for the Contract applied for, but it still meets the Company's criteria for Contract issuance, the Company may issue a Contract on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter to the applicant along with the offered Contract.

If a purchase payment is submitted with the application in an amount sufficient to pay for the coverage (Initial Insurance Amount applied for), a temporary insurance agreement will be provided to the applicant (unless a Certificate of Insurance Coverage has been provided pursuant to the simplified underwriting process described above). Under this agreement, the Company will provide temporary insurance coverage in the amount applied for (subject to a maximum of $500,000). If the Insured dies before the Contract is issued, the temporary insurance coverage amount will be paid to the Beneficiary named in the application.

Applications may be submitted either with or without purchase payments. Assuming the application is otherwise in good order, processing of the application and underwriting will commence, as described above, regardless of whether purchase payments are submitted.

A completed application (part 1 only for simplified underwriting, parts 1 and 2 for medical underwriting) and the initial purchase payment must be received at the Company's Customer Service Center and determined to be in good order before the Company will issue a Contract.

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any purchase payment received will be returned, without interest.

The Company will participate in the exchange of an existing life insurance contract for a Company Contract, which exchange would qualify under the Internal Revenue Section Code Section 1035 as a tax-free exchange, as long as all proper disclosure and replacement forms have been completed.

Issuance of Contract.  When the underwriting process has been completed, and the
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application has been approved, the Contract is issued.  The Contract Date will be the date the initial purchase payment is received at our Customer Service Center regardless of whether a purchase payment is submitted with or after an application. The Contract Date is used to determine Contract Anniversaries, Contract Years and Monthly Processing Dates, which are significant for such things as when Contract charges are assessed, the number of transfers per Contract Year, etc.

B.  Additional Purchase Payments

Additional purchase payments may be made at any time and in any amount necessary to avoid termination of the Contract. Other additional purchase payments may be made at any time after the first Contract Anniversary, subject to the following conditions: 1) each additional purchase payment must be at least $250, 2) only one purchase payment may be paid in any Contract Year, 3) the attained age of the Insured must be less than 81, and the Company's prior approval is required before a purchase payment is made causing the account value of all single payment or

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modified single payment life insurance Contracts that the Owner maintains with the Company to exceed $1,000,000. Total purchase payments paid in a Contract Year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. If at any time a purchase payment is paid that would result in total purchase payments exceeding limits established by law to qualify a Contract as a life insurance policy, the Company will only accept purchase payments that would make total purchase payments equal at most the maximum amount that may be paid under the Contract. The Company may either refuse the entire purchase payment, or refund the excess purchase payment. The Company also reserves the right to require satisfactory evidence of insurability before accepting any additional purchase payment that increases the death benefit by more than it increases Account Value. See section below entitled "Overpayments and underpayments" for refund procedures on overpayments.

C.  Crediting Purchase Payments

Crediting Initial Purchase Payment. If a purchase payment is submitted in
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connection with an application, and the applicant elects that some or all of it be allocated to one or more sub-accounts of The Sage Variable Life Account A ("Variable Account"), and the applicant resides in a state requiring return of the initial purchase payment in the event of surrender and return of the Contract in the "free-look" period, those monies will be temporarily transferred to the Money Market Sub-Account until the expiration of the free-look period (deemed to be 15 days after the Contract Date). If the applicant resides in a state that does not require return of the initial purchase payment, the Company will temporarily transfer any purchase payment allocated to the Variable Account to the Money Market Sub-Account until such time as the underwriting process is completed and the Contract approved for issuance. Any amounts the applicant allocates to The Sage Fixed Interest Account A ("Fixed Account," and when both the Variable Account and Fixed Account are referred to, the "separate account") or the Money Market Sub-Account, will be invested the date they are received. The Company will accept purchase payments only by check or wire transfer. All checks and wires must be sent to the Company's lock box pursuant to instructions given to the selling broker-dealer relating to address, bank routing and other information.

Crediting Additional Purchase Payments. Additional purchase payments may be made
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by check sent to the Company's Customer Service Center.  The net purchase payment, after deduction of charges, will be placed in and credited to the Sub-Account, as directed by the Owner, on the date received by the Company at its Customer Service Center, or on the next Valuation Date if the date received is not a Valuation Date. A Valuation Date is the date at the end of a Valuation Period when each Variable Sub-Account is valued. A Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation. Normally, Accumulation Units are calculated daily when the New York Stock Exchange is open for trading and the Company is open for business.

Overpayments and Underpayments.  In accordance with industry practice, the
------------------------------
Company will establish procedures to handle errors in initial and additional purchase payments to refund overpayments and collect underpayments, except de minimus amounts. The Company will issue

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a refund check for any minimal overpayment in excess of the Guideline Premium amount. For larger overpayments, the Company will place the payment in a non-interest paying suspense account to determine whether the purchase payment actually is in excess of the Guideline Premium or whether the purchase payment was intended for another contract issued by the Company; if not determined within five (5) Business Days the Company will promptly refund the money. In the case of underpayment, if the Surrender Value on a Monthly Processing Date is less than the cost of insurance charge to be made on that date, the Contract will be in default and a grace period will begin. The Company will notify the Owner of the required purchase payment that must be paid before the end of the grace period.

D. Purchase Payments During a Grace Period and Purchase Payments Upon Reinstatement

Purchase Payments During a Grace Period.  If the Surrender Value on a Monthly
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Processing Date is less than the Monthly Deduction Amount due on that date, the
Contract will be in default and a grace period will begin. The grace period will end 61 days after the date on which the Company sends a grace period notice stating the amount required to be paid during the grace period to the Owner's last known address. The Contract does not lapse, and the insurance coverage continues, until the expiration of this grace period. Failure to submit a sufficient purchase payment within the grace period will result in lapse of the Contract without value or benefits payable.

Purchase Payments Upon Reinstatement.  A Contract that lapses without value may
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be reinstated at any time within three years after lapse by submitting evidence of the Insured's insurability satisfactory to the Company, payment of a required purchase payment equal at least to the minimum initial payment for which the Company would then issue a Contract based upon the Insured's attained age, sex and health, and repayment or reinstatement of any Debt against the Contract that existed at the end of the grace period. Upon reinstatement the Account Value on the date of reinstatement will be the amount provided by the purchase payment paid less charges and Debt repayment. Any applicable charges will be based on the length of time from the Contract Date to the effective date of reinstatement. The allocation of the Account Value will be based on the allocation instructions in effect at the start of the grace period, unless the Owner provides otherwise.

E. Allocations of Net Purchase Payments Between the Variable Account and the Fixed Account.

The Variable Account. An Owner may allocate net purchase payments to one or more
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of the Sub-Accounts of the Variable Account.  The Variable Account currently consists of 33 Sub-Accounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio (a "Fund") within the following open-end diversified management investment companies registered under the Investment Company Act of 1940("Trusts"): AIM Variable Insurance Funds, Inc., The Alger American Fund, Liberty Variable Investment Trust, SteinRoe Variable Investment Trust, MFS Variable Insurance Trust, Morgan Stanley Dean Witter Universal Funds, Inc., Oppenheimer Variable Account Funds, Sage Life Investment Trust and T. Rowe Price Equity Series, Inc. Additional sub-accounts may be added from time to time to invest in any of the Funds of the Trusts or any other investment company.

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When an Owner allocates an amount to a Sub-Account (either by net purchase payment allocation, transfer of Account Value, or repayment of a loan), the Contract is credited with Accumulation Units in that Sub-Account. The Company determines the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Accumulation Unit value for that Valuation Date.

Accumulation Unit Value. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Date to the next. The Company arbitrarily set the Accumulation Unit value for each Variable Sub-Account at $10 when it established the Sub-Account. For each Valuation Period after the date of establishment, the Company determines the Accumulation Unit value by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

  Net Investment Factor. The net investment factor is an index the Company uses to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next. The Company determines the net investment factor for any Valuation Period by dividing (a) by (b)and then subtracting (c) where:

     (a) is the net result of:

            (i) the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the current Valuation Period; plus

            (ii) the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; and plus or minus

            (iii) a per share charge or credit for any taxes reserved for, which the Company determines to have resulted from the operations of the Variable Sub-Account; and

       (b) is the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period; and

       (c) is the daily Variable Sub-Account charges shown in the Schedule (adjusted for the number of days in the Valuation Period).

     The net investment factor may be more or less than, or equal to, one.

     The Fixed Account. Owners may also allocate net purchase payments to the
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     Fixed Account, which provides several periods guaranteeing rates of interest of at least 3% per year if held for the duration of the period. Each time an Owner allocates purchase

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     payments or Account Value to the Fixed Account, the Company establishes a separate Sub-Account for the specific Guarantee Period elected. (If the Owner elects to participate in the dollar-cost averaging program described in section II.B., below, amounts allocated to the Fixed Account will be placed in specially designated sub-accounts which may have guaranteed interest rates that differ from those of a like duration but not part of the dollar-cost averaging Program.) If the Owner elects to withdraw Account Value from a Fixed Sub-Account before the end of the Guarantee Period, the Company will normally apply a Market Value Adjustment. A Market Value Adjustment reflects the change in interest rates since the establishment of the Fixed Sub-Account. It compares: (1) the current Index Rate for a period equal to the time remaining in the Guarantee Period, and (2) the Index Rate at the time the Company established the Fixed Sub-Account for a period equal to the Guarantee Period.

     Market Value Adjustments will be applied as follows:

       For a surrender, withdrawal, transfer, or amount borrowed, the Company will calculate the Market Value Adjustment on the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred or borrowed to provide the amount requested.

       If the Market Value Adjustment is negative, it reduces any remaining value in the Fixed Sub-Account, or amount of Surrender Value. Any remaining Market Value Adjustment then reduces the amount withdrawn, transferred, or borrowed.

       If the Market Value Adjustment is positive, it increases any remaining value in the Fixed Sub-Account. In the case of surrender, or if the Owner withdraws, transfers or borrows the full amount of the Fixed Sub-Account, the Market Value Adjustment increases the amount surrendered, withdrawn, transferred, or borrowed.

     The Company will compute the Market Value Adjustment by multiplying the factor below by the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred, or borrowed from the Fixed Sub-Account to provide the amount the Owner requested.


          [(1+I)/(1+J+.0025)] to the Nth power divided by 365 - 1

     Where

            I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time the Company established the Sub-Account;

            J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period at the time of calculation; and

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            N is the remaining number of days in the Guarantee Period at the time of calculation.

     The Company currently bases the Index Rate for a calendar week on the reported rate for the preceding calendar week. The Company reserves the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, the Company will use straight-line interpolation between the Index Rate for the next highest and next lowest maturities to determine that Index Rate. If the maturity is one year or less, the Company will use the Index Rate for a one-year maturity.

     In the state of Maryland, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or borrowed, by the greater of the factor above and the following factor: [(1.03)/(1+K)]((to the power of G - Nth power) divided by 365) - 1, where N is as defined above, K equals the Guaranteed Interest Rate for the Guarantee Period, and G equals the initial number of days in the Guarantee Period.

     Allocations Between the Variable Account and the Fixed Account.  Net
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     purchase payments are allocated to the Sub-Accounts in accordance with the following procedures:

          General. In the application for the Contract, the Owner specifies the percentage of net purchase payments to be allocated to each Sub-Account of the Variable Account and/or the Fixed Account. The percentage of each net purchase payment that may be allocated to any Sub-Account must be a whole number, and the sum of the allocation percentages must be 100%. Such allocation percentages may be changed at any time by the Owner submitting Satisfactory Notice to the Customer Service Center.

          Allocations During the Free-Look Period. During the free-look period, all net purchase payments which the application specifies should be allocated to Variable Sub-Accounts will be temporarily placed in the Money Market Sub-Account for the duration of underwriting.
          Thereafter, amounts will be allocated according to whether the Owner's state requires return of purchase payments less withdrawals if the free-look right to return the contract is exercised, or permits the return of Account Value plus any charges deducted. If the former, amounts allocated to the Variable Account (other than the Money Market Sub-Account) in the application will be temporarily transferred to the Money Market Sub-Account until the free-look period is deemed to end (15 days after the Contract Date). If the latter, amounts will be allocated as between the Variable and Fixed Accounts according to the Owner's directions in the application.

          Allocation after the Free-Look Period. Unless otherwise specified by the Owner, additional net purchase payments received after the free-look period expires will

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          be credited to the Contract and allocated to the Sub-Accounts in accordance with the allocation percentages in effect on the Valuation Date that purchase payment is received at the Customer Service Center.

     F. Loan Repayments and Interest Repayments.

     Repaying Loans. The Owner may repay all or part of Contract Debt at any
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     time while the Contract is in force and the Insured is living.  (Debt is the sum of all outstanding loans plus accrued interest under the Contract.) The minimum loan repayment is shown in the Contract Schedule. If the grace period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Contract is reinstated. Unless specified otherwise, an amount equivalent to a loan repayment will be transferred from the Loan Account to the Sub-Accounts in proportion to the Account Value in each Sub-Account in which the Owner is invested.

     Interest on Loan Account.  Interest on loans accrues daily at the Loan
     ------------------------
     Interest Rate shown in the Contract Schedule. It is due on each Contract anniversary. If loan interest is not paid when due, the difference between the Loan Account and Debt will be transferred from the Sub-Accounts to the Loan Account in proportion to the Account Value in each Sub-Account in which the Owner is invested.

II. TRANSFER PROCEDURES

A. Transfers Among the Sub-Accounts

After the free-look period, the Owner may direct that Account Value under the Contract be transferred from one Sub-Account to another. In any Contract year the Owner may make an unlimited number of transfers; however, the Contract provides for a maximum $25 charge for transfers among the Sub-Accounts if more than twelve transfers take place in a Contract Year. Currently, this fee is being waived. For purposes of the transfer fee, each transfer request is considered one transfer, regardless of the number of Sub-Accounts affected by the transfer. Any unused "free" transfers do not carry over to the next Contract Year. Transfers will be effected as of the date received at the Customer Service Center. The Company will allow a)written transfers b)telephone transfers with a previously signed authorization from the Owner (the Company will verify the identity of the Owner by asking for certain personal or Contract information); and c) telephone transfers through a "Voice Response Unit" where the Owner's identity is determined by use of a personal identification number
(pin). It is anticipated that the Company will offer the ability to effect transfers on the Company's web site, where the Owner's identity is determined by use of a pin number.

The minimum amount that may be transferred from each Sub-Account is $250 or, if less, the balance in the Sub-Account. If a transfer request would cause the amount remaining in a Sub-Account to be less than $250, the Company will treat the transfer request as a request to transfer the entire amount.

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Transfers from Sub-Accounts of the Fixed Account are permitted without a Market
Value Adjustment only during the 30-day period prior to the end of the Guarantee Period. Transfers at other times will be subject to the Market Value Adjustment described above.

The Company reserves the right to limit, upon notice, the maximum number of transfers an Owner may make per calendar month or per Contract year.

B.   Optional Transfer Programs

Dollar-Cost Averaging Program. Under the Company's optional dollar-cost
-----------------------------
averaging Program, the Owner may transfer a set dollar amount systematically on a monthly, quarterly, semi-annual or annual basis, from the Money Market Sub-Account and/or from specially designated DCA Fixed Sub-Accounts to any other Variable Sub-Account, subject to certain limitations. The Owner may elect this option at any time before Contract proceeds are applied to a Settlement Option by sending Satisfactory Notice to the Company. The minimum transfer amount is $250 from the Money Market Sub-Account or from a DCA Fixed Sub-Account. Transfers will be made on the day of the month that corresponds to the Owner's Contract Date unless that day is not a Valuation Date. Otherwise, the Company will make the transfer on the next following Valuation Date. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the Owner surrenders the Contract, the value of the Sub-Account from which transfers are being made is depleted, or until the Owner cancels the program by Satisfactory Notice. If dollar-cost averaging from a Fixed Sub-Account is cancelled before the end of the selected guarantee period, the Company will ordinarily assess a Market Value Adjustment and will transfer any proceeds to remain in the DCA Fixed Account (i.e., such amounts as are not transferred to the Variable Account, withdrawn or surrendered) to a Fixed Sub-Account having a duration as requested by the Owner. There is no additional charge for dollar-cost averaging, and transfers under this program are not considered transfers for purposes of assessing the transfer charge. The Company reserves the right to discontinue this program at any time and for any reason. Dollar-cost averaging may not be elected while an Owner participates in the systematic partial withdrawal program.

Asset Allocation Program. An optional asset allocation program is available.
------------------------
The asset allocation models do not include allocations to the Fixed Account. The Owner may elect this option at any time before Contract proceeds are applied to a Settlement Option by sending Satisfactory Notice to the Company. Only one model may be used at a time, however, an Owner may elect to change his selection any time. The Company will automatically allocate all initial and additional purchase payments among the Variable Sub-Accounts indicated by the model the Owner selects. The Company will automatically rebalance each Owner's Fund mix quarterly to return to the original allocation percentages in the model. The Company may periodically revise the models by changing allocation percentages within one or more of the models or even by changing the Funds within the models. If the Company does so, it will send a notice to each Owner participating in the affected model and give those Owners an opportunity not to make the change. There is no additional charge for this program, and transfers under this program are not

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considered transfers for purposes of assessing the transfer charge. The Company reserves the right to discontinue this program at any time and for any reason.

Automatic Portfolio Rebalancing Program. An optional automatic portfolio
----------------------------------------
rebalancing program is available. The Owner may elect this option at any time before Contract proceeds are applied to a Settlement Option by sending Satisfactory Notice to the Company. Owners may instruct the Company to rebalance their Variable Account portfolios on a calendar quarter, semi-annual or annual basis. On the rebalancing date, portfolios will be returned to the Owner's original allocation percentages. Allocation percentages must be in whole numbers. Owners may start and stop automatic portfolio rebalancing at any time and make changes to allocation percentages by written request. Requests will be effective on the Valuation Date on which received at the Customer Service Center; if received on other than a Valuation Date the request will be effective on the next Valuation Date. Money invested in the Fixed Account is not part of this program. There is no additional charge for this program, and transfers under this program are not considered transfers for purposes of assessing the transfer charge. The Company reserves the right to discontinue this program at any time and for any reason.

C. Transfer Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the Sub-Accounts, except for de minimis amounts.

In the unlikely event a non-deminis transfer error is made, the Company will complete an undo-redo transaction and correct the transfer as of the original request date making the Owner whole. The Company will bear any loss resulting from the error.

III. REDEMPTION PROCEDURES

A.   "Free-Look" Rights

The Contract provides for an initial free-look right during which an Owner may cancel the Contract by returning it to the Company or to an agent of the Company before the end of ten (10) days after the Contract is delivered. The free-look period may be longer in some states. Upon returning the Contract to the Company or to an authorized agent for forwarding to the Customer Service Center, the Contract will be deemed void from the beginning. Within seven (7) days after the Company receives the cancellation request and Contract, the Company will pay a refund equal to the Account Value plus any charges that have been deducted, or if greater and required by the law of the Owner's state, the initial purchase payment minus any withdrawals.

B. Surrenders

Request for Surrender Value.  The Owner may surrender the Contract at any time
---------------------------
while it is in force for its Surrender Value by giving the Company Satisfactory Notice. The Surrender Value on any Valuation Date is the Account Value, plus or minus any Market Value Adjustment, and

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less any applicable surrender charges or other charges shown in the Schedule that are due but not yet deducted, less any Contract debt. The Company will affix a date and time stamp when the request is received at its Customer Service Center and pay the Surrender Value computed as of that day, unless the Owner requests a later date. When a surrender of a Contract is effected, the Company will pay the Surrender Value out of its general assets. An amount equal to the interest of the Contract will be transferred from the separate account to the Company's general account as of the effective date of the surrender. Once a Contract is surrendered it can never be reinstated.

Surrender of Contract - Surrender Charges.  Owners surrendering their Contracts
-----------------------------------------
during the first seven Contract Years may be subject to a surrender charge.
(The charge is waived if the Owner is receiving qualifying extended medical care and otherwise meets the conditions of the Waiver of Surrender Charge Rider.)
The surrender charge is calculated as a percentage of the amount of purchase payment(s) withdrawn or surrendered. The surrender charge is applied to each purchase payment as a percentage of the payment as follows:


          Complete Years Elapsed             Maximum Surrender
          Since Contract Date                Charge Percentage
          ---------------------------        ---------------------

               0                                9%
               1                                9%
               2                                8%
               3                                7%
               4                                6%
               5                                5%
               6                                3%
               7+                               0%

If the Owner surrenders his Contract, we deduct the surrender charge from his Account Value in determining the Surrender Value. We include any surrender charge we assess in the calculation of any applicable Market Value Adjustment for withdrawals from the Fixed Account. The total surrender charge will be the sum of the surrender charges for each purchase payment being liquidated.

C. Partial Withdrawal of Account Value

Owners may also request a partial withdrawal of Account Value from the Contract subject to the following conditions: a) A withdrawal may not reduce the maximum loanable value, described below, to less than any Contract debt outstanding; b) the minimum amount for withdrawals is $250; c) if a requested withdrawal would reduce the Account Value below $5,000, the Company reserves the right to treat the request as a withdrawal of only the excess over $5,000; and d) the amount requested from a Sub-Account may not exceed the value of that Sub-Account less any applicable surrender charge. Unless the Owner specifies otherwise, the Company will make withdrawals proportionately from all Sub-Accounts in which an Owner is invested. Each year Owners may withdraw a "Free Withdrawal Amount" without incurring a surrender charge. The

Free Withdrawal Amount equals the greater of:

     (i) 10% of total purchase payments less all prior withdrawals (including any associated surrender charge and Market Value Adjustment incurred) in that Contract Year, or

    (ii) cumulative earnings (i.e., the excess of the Account Value on the date of withdrawal over unliquidated purchase payments)

Any amount over the Free Withdrawal Amount that is to be withdrawn is considered an Excess Withdrawal and is subject to surrender charges, as described above. For purposes of calculating the surrender charge on Excess Withdrawals, the Company will liquidate purchase payments in whole or in part on a "first-in, first-out" basis. If the Owner take an Excess Withdrawal, the Company deducts the surrender charge from the Owner's Account Value remaining after paying the
amount requested.   The Company includes any surrender charge  assessed in the calculation of any applicable Market Value Adjustment for withdrawals from the Fixed Account. Withdrawals may be made by writing or by telephoning the Company's Customer Service Center. The maximum allowable withdrawal will be determined by reference to computations as of the close of the Business Day the request is received. Special handling procedures will be implemented to assure that withdrawal benefits are paid within seven days after a request is received. However, delays may be permitted in the circumstances described in Section III.I., below.

Effect of Withdrawals on Death Benefits.  Withdrawals will have a permanent
---------------------------------------
effect on death benefits. When a withdrawal is made, Account Value is reduced by the amount of the withdrawal (including any associated surrender charges and Market Value Adjustment incurred), and the Insurance Amount is reduced by the same percentage that the Account Value is reduced.

D. Lapses

If the Surrender Value on a Monthly Processing Date is less than the monthly charges, a 61 day grace period is allowed for the payment of sufficient purchase payment to keep the Contract in force. The grace period begins on the date when a notice is sent to the Owner. The notice will state the minimum amount of purchase payment required to keep the Contract in force and the date by which the payment must be paid. The Contract will terminate with no value unless this payment is made.

E. Monthly Deductions

On each Monthly Deduction Date, redemptions in the form of deductions will be made from Account Value for the Monthly Deduction Amount. The Monthly Deduction Amount equals:

  the Asset-Based Charges (described below), plus the Cost of Insurance Charge (described below), plus the cost of any riders for which a separate charge is assessed, and plus any other applicable charge that we assess.

On a Monthly Processing Date that is also a Contract Anniversary, the Monthly Deduction Amount equals the Monthly Deduction Amount described above, plus the Annual Administration Charge.

Asset-Based Charges. Asset-based charges are calculated as a percentage of the
-------------------
Owner's Account Value as of the date deducted. On the Contract Date, and monthly thereafter, the Company deducts the charges proportionately from the Sub-Accounts in which each Owner is invested.

The maximum asset-based charges are:

Annual Charge  Asset-Based Charges    Monthly Charge
-------------  -------------------    --------------

1.80%           Contract Years 1-10         .150000%
1.30%           Contract Years 11+          .108333%

Asset-Based Charges will also apply to any Loan Account Value. (If an Owner has not taken a loan, then no charges will be assessed.) The charges applicable to the Loan Account Value are, on an annual basis, .90% (.075000% monthly), decreasing to .40% (.033333% monthly) after the tenth Contract Year.

If proceeds are applied to a Settlement Option, the Company will deduct the Asset-Based Charges daily from the assets in each Variable Sub-Account supporting variable income payments. These charges as referred to as Variable Sub-Account Charges when applied to the proceeds under a Settlement Option.

Cost of Insurance Charge. The cost of insurance charge is the actual monthly
------------------------
charge that the Company deducts from an Owner's Account Value. It will not exceed the Guaranteed Maximum Monthly Cost of Insurance Charge. This charge is calculated as a percentage of Account Value on the date of deduction and depends on a number of variables including age and rate class of the insured. On the Contract Date, and monthly thereafter, the Company deducts the current cost of insurance charge in proportion to the Sub-Accounts in which an Owner is invested.

The cost of insurance charges will vary from Contract to Contract. However, the Company will apply any charge it makes on a uniform basis for Insureds of the same risk class and attained age.

F. Annual Administration Charge.

The Company deducts an annual administration charge of $40 for the first seven Contract Years (i) on each Contract Anniversary, and (ii) on the day of any surrender if the surrender is not on the Contract Anniversary. The Company will waive this charge on and after the eighth Contract Anniversary, or if the Account Value is at least $50,000 when it would have otherwise deducted the annual administration charge.

G. Death Benefit

Payment of Death Proceeds.  The Contract provides for a payment to the
-------------------------
designated Beneficiary if the Insured dies while the Contract is in force. This payment is called the "Death Proceeds," and equals:

       the death benefit described below; plus

       any additional insurance on the Insured's life that may be provided by riders to the Contract; minus any Debt from Contract loans, minus

       any due and unpaid charges; and minus

       any amounts previously paid under the Accelerated Death Benefit Rider plus accrued interest.

The Owner or his Beneficiary decides how he or she wishes to receive the Death Proceeds. The Owner or his Beneficiary can elect payment in a single sum, in which case the Contract will terminate; or the Owner or his Beneficiary may apply proceeds under one of the Settlement Options in the Contract.

The Company will pay the death benefit for a Contract out of its general account. If required by state laws, the amount payable will include interest from the date of death. An amount equal to the interest of the Contract in the Variable and Fixed Accounts as of the date of death will be transferred from the Account to the Company's general account.

Death Benefit.  At issue, the death benefit equals the Insurance Amount shown in
-------------
the Contract Schedule. On any Valuation Date after that, it equals the greater of:

     the Insurance Amount; or

     the Minimum Death Benefit.

However, if the state in which the Company issues a Contract does not allow it to deduct a cost of insurance charge on or after the Contract Anniversary when the Insured reaches age 100, the Company will limit the death benefit on and after that anniversary to the Minimum Death Benefit.

Insurance Amount.  The initial Insurance Amount depends on the amount of the
----------------
initial purchase payment and the age and sex of the Insured. It remains level unless the Owner makemakes additional purchase payments or withdrawals. Additional payments may increase the Insurance Amount. Withdrawals reduce the Insurance Amount in the same proportion as the Account Value is reduced.

Minimum Death Benefit.  To ensure that the Contract continues to qualify as life
---------------------
insurance under the Code, the Company calculates a Minimum Death Benefit for each Valuation Date. The Minimum Death Benefit equals (a) times (b), where:

       (a) is the Account Value plus any positive Market Value Adjustment on the date of calculation; and

       (b) is the Minimum Death Benefit Percentage from the Internal Revenue Code Section 7702.

Proof of Death.  The Company will pay the Death Proceeds to the Beneficiary
--------------
after it receives satisfactory proof of death at the Customer Service Center. The Company will accept one of the following items:

     1.   An original certified copy of an official death certificate, or

     2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

     3.   Any other proof satisfactory to the Company.

Insurance Amount Increases.  If an Owner makes additional purchase payments, the
--------------------------
Company may have to increase the Insurance Amount so that the Contract continues to qualify as life insurance under the Code. The Company reserves the right to require satisfactory evidence of insurability of any increase in the Insurance Amount. In addition, the Company reserves the right to require that the Insured's risk class be identical to that on the Contract Date. Other than in connection with making additional purchase payments, the Company does not currently permit Owners to request increases in their Insurance Amounts.

Payment of the death benefit is subject to the suicide and incontestability provisions of the Contract and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

H. Contract Loans

While the Contract is in force, and after the "free-look" period, the Owner may borrow from the Company using the Contract as collateral security. The Owner requests a loan by giving the Company Satisfactory Notice. The maximum amount the Owner may borrow is the Maximum Loanable Value, described below. The minimum loan amount is $250.

Loans will be made upon written request. The check for the loan proceeds will be mailed from the Customer Service Center, usually the next Business Day after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loanable value of the Contract will be determined by reference to computations at the close of business the preceding day -- after the request for the loan was submitted but before processing took place -- and interest will accrue on the loan from the date of the check.

When a Contract loan is effected, the loan amount is taken from the Sub-Accounts in proportion to the Account Value in the Sub-Accounts in which an Owner is invested as of the date the Company processes the loan.

Maximum Loanable Value.  The maximum amount that an Owner may borrow ("maximum
----------------------
loanable value") is 90% of the Account Value less any surrender charge and less any due and unpaid Monthly Deduction Amount, adjusted for any Market Value Adjustment. The amount of the loan and all existing loans may not be more than the maximum loanable value as of the loan date, which is the date the Company processes the loan.

If on any Valuation Date where there is Debt outstanding and the Surrender Value is negative, the Company will send the Owner an overloan notice at his last known address. The Owner will then have 61 days from the date the notice is sent to avoid termination of the Contract by paying us at least the minimum repayment amount listed in the notice.

Loan Repayment.  Owners may repay all or part of theirs loan at any time while
--------------
the Contract is in force during the Insured's lifetime. Any loan repayment must be at least $250. If the Grace Period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless the Owner reinstates the Contract.

Unless told otherwise, the Company will transfer an amount equal to the loan repayment from the Loan Account to the Sub-Accounts in the same proportion as most recent purchase payment.

Loan Interest.  Interest on the loan accrues daily at a Loan Interest Rate of 6%
-------------
per annum, and is due on each Contract Anniversary. If an Owner does not pay loan interest when due, the Company will transfer the difference between the Loan Account and Debt from the Sub-Accounts to the Loan Account in proportion to the Account Value in each Sub-Account in which the Owner is invested.

Interest Credited.  The portion of Account Value represented by the Loan Account
-----------------
will earn interest daily from the date of transfer at a minimum Loan Credited Rate of 4% per annum. However, the Preferred Loan Amount will earn interest daily at a Loan Credited Rate that is currently 6% per annum. The Preferred Loan Amount equals:

          The part of a Loan equal to cumulative earnings (i.e., the excess of the Account Value on the date of the Loan over unliquidated purchase payments), and

          Any loan carried over from an existing contract to a Contract as part of a valid 1035 Exchange, as defined by the Internal Revenue Code.

Effects of a Loan.  When a loan is taken, the Company transfers funds
-----------------
proportionately from the Sub-Accounts in which the Owner is invested to the Loan Account. The Company also transfers any loan interest that becomes due that is not paid from Sub-Accounts to the Loan Account. A Market Value Adjustment may apply to amounts taken from the Fixed Sub-Accounts. Since the Company transfers the amount borrowed from the Sub-Accounts, a loan whether or not repaid, will have a permanent effect on Surrender Value and may have a permanent effect on the death benefit. This is because the Loan Account does not share in the investment results of the Sub-Accounts. Rather, the Loan Account earns interest daily at the Loan Credited Rate. Depending upon how the investment results compare to the Loan Credited Rate, this effect may be favorable or unfavorable. This is true whether the loan is repaid or not. If not repaid, the loan will reduce the amount of Death Proceeds.

I. Settlement Options

The Surrender Value or Death Proceeds may be paid in a single sum or under one of four (4) Settlement Options. In addition to these Settlement Options, payment may be made by any other method to which the Company agrees. If the amount available to apply under any of the Settlement Options is less than a minimum amount shown in the Contract Schedule, the Company reserves the right to require that such amount paid in a lump sum. Also, if at any time the payments under the Settlement Option become less than the minimum payment shown in the Schedule, the Company reserves the right to reduce the frequency of payment to an interval that results in each payment being at least equal to the minimum payment. However, in no event will the interval be less frequent than annual. Unless the Owner specifies otherwise, the Company will provide either variable or fixed payments, or a combination of fixed and variable payments, in proportion to the Sub-Accounts in which the Owner is invested as of a date not more than five (5) Valuation Days before the due date of the first payment.
Once payments have begun under a Settlement Option, the Company reserves the right to disallow further changes.

J.   Lump Sum Payments by the Company

The Company will normally pay any death proceeds, loan, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all requirements. The Company will determine the amount as of the date our Customer Service Center receives all requirements. However, the Company may delay making payments, applying Settlement Options, or processing transfers if:

    . The disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

    .  The SEC, by order, permits postponement of payment to protect our Owners.

The Company also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and may defer payments proceeds from the Fixed Account for withdrawal, surrender, loan or transfer request for up to six months from the date the request is received, if permitted by state law.

K.  Redemption Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the Sub-Accounts and the Fixed Account, except for deminimis amounts. The Company will assume the risk of any non deminimus errors caused by the Company.

L.  Misstatement of Age, Sex or Survival

The Company may require proof of age, sex or survival of any person on whose age, sex or survival any payments depend. If the age or sex of the Insured has been mistated, the benefits will be those that the initial purchase payment and any additional purchase payments would have provided for the correct age or sex.

M.  Incontestability

The Company will not contest the payment of the Death Proceeds based upon the initial purchase payment after the Contract has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Insurance Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.

N.  Suicide

If the Insured dies, while sane or insane, within two years from the Issue Date, the Company will not pay the Death Proceeds normally payable on the Insured's death. Instead, the Company will limit the death benefit to the Account Value as of the date the Company receives proof of death. The Company will otherwise calculate Death Proceeds in the usual manner. If the Insured dies by suicide, while sane or insane, within two years of any date the Company receives and accepts an additional purchase payment, any amount of death benefit that would not be payable except for the fact the additional purchase payment was made will be limited to the amount of such payment.